Item 27

11.2 Computation of per share earnings 2000

                   AIR TEST TECHNOLOGY, INC.
              Weighted Average Shares Outstanding
                    December 31, 2000

                            December 31, 2000

Weighted Average Shares        8,400,000

Net Loss                        $  3,665

Net Loss Per Share              $ 0.0004